Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 22, 2020

Mr. Courtney Lindsay

Ms. Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immatics B.V.

Registration Statement on Form F-4

Filed April 16, 2020

File No. 333-237702

Dear Mr. Lindsay and Ms. Murphy:

This letter is submitted on behalf of Immatics B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 submitted on April 16, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated May 13, 2020 to Thomas Ulmer, Chief Financial Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to Registration Statement on Form F-4 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

May 22, 2020

F-4 filed April 16, 2020

Questions and Answers about the Business Combination and the General Meeting Will the management of Immatics change in the Business Combination?, page 4

1.    Discuss here and elsewhere in your registration statements the significance of the two-tier board structure. Explain the roles and responsibilities at each tier. You may choose to provide a cross-reference to this discussion.

Response to Comment No. 1.    The Company respectfully advises the Staff that it has revised the disclosure on page 5 and pages 319-321 of the Amendment in response to the Staff’s comment.

What will happen in the Business Combination?, page 4

2.    Discuss here, or where you deem appropriate in this section, that TopCo will be the reporting company and that it will be a foreign private issuer subject to different reporting and disclosure requirements.

Response to Comment No. 2.    The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amendment in response to the Staff’s comment.

Summary, page 19

3.    Discuss any material collaboration and license agreements upon which the combined company will rely and why they are material.

Response to Comment No. 3.    The Company respectfully advises the Staff that it has revised the disclosure on page 20 of the Amendment in response to the Staff’s comment.

4.    Disclose here the status of Immatics’ product candidates.

Response to Comment No. 4.    The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Amendment in response to the Staff’s comment.

5.    Quantify the material exchange ratios of the transactions here and throughout your registration statement (e.g., the Exchange).

Response to Comment No. 5.    The Company respectfully advises the Staff that it has revised the disclosure on page 24 of the Amendment in response to the Staff’s comment.

6.    We note your reference here to “encouraging early biological efficacy data observed” in clinical trials, as well as “promising” preclinical data, in addition to later disclosure referencing the “[s]trong potency, usability and commercial viability of [your] propriety pipeline.” As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any such references in your prospectus. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

May 22, 2020

Response to Comment No. 6.    The Company respectfully advises the Staff that it has revised the disclosure on pages 19, 27 and 139 of the Amendment in response to the Staff’s comment.

7.    We note your statement that your global team is committed to “rapidly develop and advance” the company’s therapeutic pipeline here and throughout the prospectus, including intent “to accelerate the clinical development.” Please revise this disclosure and similar statements throughout your prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make.

Response to Comment No. 7.    The Company respectfully advises the Staff that it has revised the disclosure on pages 20 and 208 of the Amendment in response to the Staff’s comment.

8.    Briefly expand your Summary discussion to disclose the status of intellectual property that is material to your portfolio and identify the portfolio item to which it is material. For example, state whether you own the intellectual property, whether you have any patent applications, or if you license intellectual property. Also indicate any license upon which your research and development depends.

Response to Comment No. 8.    The Company respectfully advises the Staff that it has revised the disclosure on page 20 of the Amendment in response to the Staff’s comment. The Company further advises the Staff that there is no license upon which the Company’s research and development depends.

The Business Combination, page 21

9.    Please discuss here, in your Background the Combination section, and anywhere else you deem appropriate the factors that determine the ownership percentages.

Response to Comment No. 9.    The Company respectfully advises the Staff that it has revised the disclosure on pages 24-25 and page 133 of the Amendment in response to the Staff’s comment.

ARYA Board’s Reasons for Approval of the Business Combination, page 26

10.    Expand your disclosure to discuss the specific expertise of ARYA’s board of directors.

Response to Comment No. 10.    The Company respectfully advises the Staff that it has revised the disclosure on pages 27 and 138 of the Amendment in response to the Staff’s comment.

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

May 22, 2020

11.    For balance, discuss the countervailing factors ARYA’s board considered when determining to pursue the combination.

Response to Comment No. 11.    The Company respectfully advises the Staff that it has revised the disclosure on pages 27-28 of the Amendment in response to the Staff’s comment.

Material Tax Consequences, page 32

12.    We note that you will file tax opinions as exhibits to your registration statement. Please disclose here, in your Material Tax Considerations section, and anywhere else you deem appropriate that you have sought tax opinions.

Response to Comment No. 12.    The Company respectfully advises the Staff that it has not sought any tax opinion. In response to the Staff’s comment, the Company has removed references to any tax opinion in the Exhibit Index of the Amendment.

Risk Factors

Immatics will need additional financing to fund its operations and complete the development and commercialization of its various product..., page 39

13.    We note that you state that Immatics will need to obtain additional financing to fund its future operations, including completing the development and commercialization of its product candidates. Please expand your disclosure to specify the programs that will be advanced and how far into development or commercialization you expect to reach with current levels of funding. You may provide a cross-reference to this information.

Response to Comment No. 13.    The Company respectfully advises the Staff that it has revised the disclosure on pages 43-45 of the Amendment in response to the Staff’s comment.

The use of Immatics’ and Immatics US’s net operating loss carryforwards and research tax credits may be limited..., page 92

14.    Please quantify Immatics potential limitations on net operating losses.

Response to Comment No. 14.    The Company respectfully advises the Staff that it has revised the disclosure on pages 96-97 of the Amendment in response to the Staff’s comment.

Background of the Combination, page 129

15.    Discuss in greater detail the material alternatives ARYA considered prior to deciding to solely pursuing a combination with Immatics. Discuss with specificity the factors ARYA evaluated when determining what would be a suitable business competition opportunity.

Response to Comment No. 15.    The Company respectfully advises the Staff that it has revised the disclosure on page 135 of the Amendment in response to the Staff’s comment.

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

May 22, 2020

16.    Provide background on the negotiations among the parties that led to the material terms of the combination agreement. Discuss, among other matters you deem material, how the parties determined the ownership structure of the post-combination entity. Also discuss the negotiations regarding the material terms of the PIPE Financing.

Response to Comment No. 16.    The Company respectfully advises the Staff that it has revised the disclosure throughout the section entitled “The Business Combination— Background of the Business Combination” in the Amendment in response to the Staff’s comment.

Business of Immatics and Certain Information about Immatics Overview, page 201

17.    Please delete your references to Immatics being a “global leader” in the development of TCR-based immunotherapies as it implies the approval of your product candidates. Given the development stage of your product candidates it is premature for you to suggest that your product candidates are effective and will be approved.

Response to Comment No. 17.    The Company respectfully advises the Staff that it has revised the disclosure on page 208 of the Amendment in response to the Staff’s comment.

Figure 1. Immatics’ proprietary pipeline and milestones., page 202

18.    Please revise your chart and graphics so that all information is clearly legible and readers are able to tell what the graphic is intended to describe. For example, where necessary, please enlarge the chart here so that the axes and legends are legible.

Response to Comment No. 18.    The Company respectfully advises the Staff that it has revised the graphic on page 209 of the Amendment in response to the Staff’s comment.

19.    Please revise your chart to indicate the material stages you will need to complete before marketing your products. For instance, please add Phase III to your chart. Please also clearly indicate what each column is intended to describe and show, including by adding vertical lines to denote development status.

Response to Comment No. 19.    The Company respectfully advises the Staff that it has revised the graphic on page 209 of the Amendment in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7293.

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

May 22, 2020

Sincerely,

/s/ Michael R. Patrone, Esq.

Enclosures

cc: Harpreet Singh, Chief Executive Officer, Immatics B.V.

Thomas Ulmer, Chief Financial Officer, Immatics B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP